

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

James S. Broucek
Executive Vice President, Chief Financial Officer and Treasurer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

      Re: Citizens Community Bancorp, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-33003

Dear James S. Broucek:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance